(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 11-K	Washington, D.C. 20549
☐ Form 20-F
☐ Form 10-Q	FORM 12b-25	Commission File No: 001-11981
☐ Form N-SAR		CUSIP Number: 62624B101
NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read instruction sheet (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full name of registrant:

Municipal Mortgage & Equity, LLC

Former name if applicable:

Address of principal executive office (street and number):

621 East Pratt St., Suite 300

City, state and zip code:

Baltimore, MD 21202

PART II—RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

As described in the current report on Form 8-K filed on March 16, 2006 (the “Current Report”), the registrant will restate its financial statements covering the fiscal years ended December 31, 2004, 2003 and 2002, and the quarterly periods within those years, and the first three quarterly periods in the fiscal year ended December 31, 2005 (the “Affected Financial Statements”) in the registrant’s annual report on Form 10-K for the year ended December 31, 2005 (the “2005 Annual Report”).

The Affected Financial Statements are being restated in order to correct several errors identified by management in connection with the Company’s fourth quarter financial reporting processes, including:

•	The recognition of syndication fees pursuant to Statement of Position No. 92-1, “Accounting for Real Estate Syndication Income;”

•	The recognition of interest income on investments in bonds and loans using properly calculated effective yields and the deferral of their direct origination costs;

•	The application of the equity method of accounting related to certain investments in partnerships and the valuation of a related derivative financial instrument; and

•	The amortization of mortgage servicing rights.

The registrant is continuing the process of evaluating and correcting these errors. This process was not completed prior to March 16, 2006, and, as a result, the 2005 Annual Report could not be filed within the prescribed time period. The registrant expects to file its 2005 Annual Report by March 31, 2006, however no assurance can be given that it will be able to do so.

The registrant is evaluating the effectiveness of its internal controls over financial reporting as of December 31, 2005, as required under Section 404 of the Sarbanes-Oxley Act of 2002. To date, management has identified material weaknesses related to the financial reporting process, including the sufficiency of the resources dedicated to the registrant’s accounting function. Additional material weaknesses have been identified that relate to the recognition of syndication fees, the application of the equity method of accounting, and the recognition of interest income. Accordingly, the registrant expects that management’s report on internal controls over financial reporting to be included in the 2005 Annual Report will indicate that the registrant’s internal controls over financial reporting as of December 31, 2005 were ineffective due to the aforementioned material weaknesses. Management’s assessment is ongoing and may identify additional material weaknesses as part of the process of restating the Affected Financial Statements.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Melanie M. Lundquist, (443) 263-2900.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management cannot make a reasonable estimate of the amount of the change in net earnings from the year ended December 31, 2004 to the year ended December 31, 2005 because, as discussed above under “Part III—Narrative” and in the Current Report, the registrant has not yet completed the process of restating the Affected Financial Statements.

MUNICIPAL MORTGAGE & EQUITY, LLC has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2006	By:	/s/ Melanie M. Lundquist
	Name:	Melanie M. Lundquist
	Title:	Chief Financial Officer and Executive Vice President

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